

Mail Stop 7010

May 30, 2007

Robert L. Friedman
Chief Administrative Officer and Chief Legal Officer
The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154

Re: The Blackstone Group L.P.
Amendment number 2 to Registration Statement on Form S-1
Filed on May 21, 2007
File No. 333-141504

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Organizational Structure, page 14

1. Here and elsewhere in your prospectus, you state that The Blackstone Group L.P. will hold controlling equity interests in the Blackstone Holdings Partnerships. Please clarify the meaning of this statement. We note that through wholly-owned subsidiaries, The Blackstone Group L.P. will be the sole general partner of each of the partnerships, but that it will own only 21.9% of the partnership units of each of the Blackstone Holdings limited partnerships.

Exchange Rights of Holders of Blackstone Holdings Partnership Units, page 24

2. We note your response to prior comment 8. You state that there have been admissions of eight new senior managing directors. You provided Table 1 to show the capital contributions made by each of these eight senior managing directors. Please clarify what each of these eight senior managing directors received in exchange for these capital contributions. It would appear that limited partner units and/or limited liability company units would have to be given to them at the time of being admitted. You state that all existing owner's interests are diluted on a pro rata basis when a new senior managing director is admitted and contributed capital is subsequently distributed to the existing owners. For each of the eight issuances, tell us date of the issuance as well as the value of each unit of each of the contributed businesses prior to and subsequent to each issuance.

Our structure involves complex provisions of U.S. federal income tax law . . . , page 35

3. Please elaborate on the risk regarding taxation of carried interest at ordinary income rates in a separate risk factor. We understand, based on information in the recent press, that members of Congress may be considering the taxation of carried interest specifically. We note that you already disclose that members of Congress may be considering proposals to treat capital gain recognized by an investment partnership and allocable to a partner affiliated with its sponsor as ordinary income rather than capital gain; however it is not clear whether this extends specifically to the carried interest issue. Please clarify this point in your new risk factor, and discuss the difference in the tax rate applicable to ordinary income versus capital gain. Please also quantify the impact that taxing your carried interest at the ordinary income rate would have had in 2006 in order to provide investors with a sense of the magnitude of this risk. Update your disclosure as necessary to reflect any legislative developments.

Use of Proceeds, page 76

4. Please disclose the amount of proceeds from this offering and the sale of the non-voting common units to State Investment Company that each of the principal unitholders will receive in connection with their sale of interests in the business to you. We note similar disclosure on page 203. Alternatively, include an explicit cross reference to these amounts as they appear in the Principal Unitholders section.

Capitalization, page 77

5. Please provide an additional column, which should be labeled as pro forma, between the historical and pro forma as adjusted columns. This column should give effect to the reorganization so that the effects of everything else aside from the offering on capitalization can clearly be seen.

Unaudited Pro Forma Financial Information, page 82

6. On page 85, you disclose that you will evaluate on an ongoing basis whether you need to provide separate financial statements for investments in entities accounted for using the equity method of accounting pursuant to S-X Rule 3-09. Based on your pro forma financial information for the year ended December 31, 2006, you would not have been required to provide such separate financial statements for any of your equity method investments, including your equity investments in the deconsolidated funds. Please supplementally provide us with your computations. As previously requested in comment 44 of our letter dated April 19, 2007, please also explain how the common management and/or control of the funds impacted your conclusions that you would not have been required to include financial statements pursuant to Rule 3-09 of Regulation S-X for any or all of the Blackstone Funds that will be deconsolidated.

7. Please clarify whether there are any circumstances in which the IPO could occur and the sale of the non-voting common units to the State Investment Company for $3 billion could not occur. If so, please include adjustments related to the IPO in a separate column from your adjustments related to the sale of units to the State Investment Company. Please also provide a subtotal column between these two columns which gives effect to all adjustments excluding those related to the sale to the State Investment Company. In a similar manner throughout your filing, please separately discuss the use of proceeds of each and correspondingly revise your capitalization and dilution tables. If the sale to the State Investment Company is certain to occur if the IPO occurs, please provide disclosure to this effect.

Unaudited Condensed Consolidated Pro Forma Statement of Financial Condition, page 86

8. As previously requested in comment 47 of our letter dated April 19, 2007, please present each component of partner's capital on a separate line item instead of aggregating the components into one line item.   Please also disclose the number of units authorized, issued, and outstanding on both a pro forma and pro forma as adjusted basis. Please revise your presentation and disclosures here and elsewhere in the filing where you present pro forma statement of financial condition information.

9. Adjustment 2(l)(i) to your pro forma income statement is related to your intention to grant deferred restricted common units to your non-senior managing director professionals, of which 4,855,255 will be vested at the time of this offering. Please tell us what consideration was given to reflecting these units on your pro forma statement of financial condition. If no effect has been given, please tell us how you determined this was appropriate. This adjustment also refers to 1,045,540 of unvested deferred cash settled equity awards. In a similar manner, please tell us what consideration was given to reflecting these awards on your pro forma statement of financial condition, including whether these awards should be presented outside of partners' capital.

Notes to Unaudited Condensed Consolidated Pro Forma Statement of Financial Condition, page 86

10. As previously requested in comment 51 of our letter dated April 19, 2007, please disclose precisely how you arrived at the amount of adjustment 3(e). This should include the number of units expected to be purchased multiplied by the purchase price of each unit. You state that this adjustment represents the use of approximately $3.90 billion of the proceeds from this offering and the sale of non-voting common units to the State Investment Company to purchase interests in your business from our existing owners. The cost of such purchased interests is $282.6 million. Please also disclose how the purchase price and costs of these interests were determined. It is not clear how much and what you are acquiring with the $3.9 billion.

11. For adjustment 3(m), please disclose how you are arriving at the amount of the interest expense associated with your revolving credit facility. You provided additional information regarding this debt in your note to adjustment 3(f); however it does not appear that these amounts recalculate to your interest expense adjustment amounts as reflected in 3(m). Please disclose whether you used the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect or the rate as of a given date. If you used the rate as of a given date, please also disclose the date used. As previously requested in comment 53 of our letter dated April 19, 2007, please also disclose the effect on income of a 1/8 percent variance in interest rates. Refer to Rule 11-02(b)(8) of Regulation S-X.

12. Please clearly disclose how you are arriving at each estimated amount related to adjustment 3(g). Your description should include how you arrived at the deferred tax amount to be recorded in your pro forma financial statements, including whether you have reduced the deferred tax asset amount with a valuation allowance.

13. For adjustment 3(h), please expand your description to clarify why the amount of the remaining partners' capital prior to the offering is being recorded to non-controlling interests in consolidated entities.

Unaudited Condensed Consolidated Pro Forma Statements of Income

14. In a similar manner to your pro forma statement of financial condition, please present in a separate column your adjustments for the offering.

Notes to Unaudited Condensed Consolidated Pro Forma Statement of Income, page 91

15. For adjustment 1(i) and (j), please disclose how you arrived at the amounts included in each of these columns, including the adjustments to revenues as a result of the deconsolidation. Please disclose whether any estimates or assumptions were made in deriving these amounts.

    Please also expand your disclosure to clarify why there are no adjustments to revenues and expenses related to the elimination of noncontributed entities in column 1(j).

16. As previously requested in comment 52 of our letter dated April 19, 2007, please show precisely how you arrived at each amount included in adjustments 2(k) and (l). This should include a discussion of any significant assumptions and estimates used to arrive at these amounts.

17. As previously requested in comment 50 of our letter dated April 19, 2007, please disclose precisely how you arrived at the amount of adjustment 3(n). This should include a discussion of any significant assumptions and estimates to arrive at the amount, including your assumed tax rate. In a similar manner, provide a further description of adjustment 3(q).

18. For adjustment 2(o), please disclose how you are arriving at the amount of this adjustment. This should include a discussion of any significant assumptions and estimates to arrive at the amount.

19. For adjustments 3(h) and 3(p), please clarify why the percentages of all Blackstone Holdings partnership units outstanding immediately following the offering would not be the same. Adjustment 3(h) states a percentage of 78.1%, whereas adjustment 3(p) states a percentage of 77.8%.

Determination of Earnings Per Common Unit, page 94

20. On page 20, you disclose that 238,045,375 common units will be outstanding after the sale and offering transactions. In your determination of basic earnings per common unit, you are using 242,900,629 units for the year ended December 31, 2006 and the 248,240,301 for the three months ended March 31, 2007. As previously requested in comment 54 of our letter dated April 19, 2007, please clearly disclose how you are arriving at the number of common units outstanding used in computing your pro forma earnings per common unit. Please disclose the number of IPO units and units sold to the State Investment Company included and excluded from the computation and why. Please also disclose any units not included for anti-dilution reasons. We remind you that the denominator used in computing pro forma earnings per common unit should include only those shares whose proceeds are being used to repay debt, for the payment of any distributions to owners, the purchase of vested Blackstone Holdings partnership units, and the purchase of newly issued Blackstone Holdings partnership units. Please disclose that common units to be used for general corporate purposes and to provide capital for future growth and expansion were not included in this pro forma information.

21. In light of your pro forma net loss for the year ended December 31, 2006, please disclose why you are including additional potential common units in your computation of diluted net income (loss) per common unit. See paragraph 16 of SFAS 128.

22. Please disclose the specific nature of the issuances included in The Blackstone Group L.P. Common Unit Equivalents as well as the Blackstone Holdings Unit Equivalents.

Econcomic Net Income – Pro Forma

23. There appears to be a typographical error in your calculation of pro forma ENI after taxes. It appears that adjustment (r) should be adjustment (q). Please revise as necessary.

Key Financial Measures and Indicators

Non-Controlling Interests in Income of Consolidated Entities, page 105

24. We note your response to prior comment 20. It remains unclear how you determined it was appropriate to account for the non-controlling interests related to the Blackstone Holdings partnership units at historical carry-over basis instead of using the purchase method of accounting. As you noted in your response to prior comment 8, the existing owners will exchange limited partnership units and limited liability company units that they currently own in the Contributed Businesses for limited partnership units in each of the five Blackstone Holdings partnerships. We remind you that paragraph 6 of FTB No. 85-5 states that if some or all of the shares owned by minority shareholders are exchanged for shares of ownership in another subsidiary of the parent (or a new subsidiary formed by combining two or more subsidiaries of the parent), then the transaction is recognized by the parent company as the acquisition of shares from the minority interest, which should be accounted for by the purchase method. In light of the above, it appears that the existing owners are participating in an exchange and that these non-controlling interests should be recorded using purchase accounting. This would also appear to require an adjustment to your pro forma financial statements. Please provide us with additional information supporting your conclusions or revise your pro forma financial statements accordingly.

25. Table 2 to your response indicates that there will be existing owners in the contributed businesses that are outside the control group. Please tell us how these ownership interests are reflected in your historical combined financial statements and pro forma financial statements.

Financial Statements

Blackstone Group

Audited Financial Statements

Notes to the Financial Statements

Note 1. Organization and Basis of Presentation, page F-11

26. Your response to comment 93 in your letter dated May 1, 2007 states that historically the existing owners have acted as a group pursuant to the provisions of the partnership agreements which require existing owners to vote in concert. For each of the combined entities included in your historical financial statements and included in Table 2 with your response, please provide us with copies of the written agreements which demonstrate that the people you have identified as being part of the control group are required to vote in concert pursuant to paragraph 3(c) of EITF 02-5. For each agreement, please also address the following:
   - Please explain how the agreement demonstrates that the criteria of paragraph 3(c) of EITF 02-5 are met, with reference to the particular sections of the agreement; and
   - Please tell us the duration of the agreement. For any agreements which were not in place since January 1, 2004 or the inception of the entity, please address how you determined it was appropriate to present it as a common control entity for periods not covered by the agreement.

27. We note your response to prior comment 28. You note that the agreement among existing owners to vote in concert is contemporaneous with the formation of a partnership or the amendment of an agreement upon the admission of a new partner and is considered an integral part of the partnership agreement that will continue to be in effect throughout the term of the partnership. In your response to comment 93 in your letter dated May 1, 2007, you state that the partnership agreements further stipulate that upon the execution of the agreements, each limited partner grants an irrevocable power of attorney to the founders to vote each of the partner's interest as the founders would vote. Please tell us where the above terms, which demonstrate that your existing owners are required to vote in concert, are included in the Amended and Restated Agreement of Limited Partnership of Blackstone Group L.P., which you provide as Appendix A.

28. We note your response to prior comment 30. We continue to have difficulty understanding what consideration the existing owners received in exchange for their contributed businesses as well as how you determined this was the appropriate consideration to be given. Please address the following:
   - On page 67 you disclose that in exchange for the contribution and sale of the Contributed Businesses, your existing owners will receive an aggregate amount of cash which is

determined based on a formula related to the offering as well as sale of common units to the State Investment Company. Please explain how it was determined how much of this aggregate cash would be given to each existing owner, including if it was based on the value of the contributed businesses each owner contributed;

- Your response states that the existing owners will exchange their interest in carried interest earned in relation to investments made prior to the date of the reorganization primarily for vested units in Blackstone Holdings partnerships. The existing owners will exchange their remaining interests in carried interest entities and their interests in operating entities for units in Blackstone Holdings partnerships that are subject to vesting. It remains unclear how you determined whether vested or unvested units should be given. For example, please explain if there is a maximum amount of vested units that will be given to an existing owner which is resulting in certain existing owners receiving unvested units in exchange for their interests in carried interest entities for the excess;

- Your response indicates that that the determination of what would be given to existing owners depends on whether the interests being contributed are in carried interest entities or operating entities. Please help us understand how you evaluated interests in carried interest entities and operating entities to make sure that it was a value-for-value exchange. Please tell us how you arrived at the estimated fair values of each of the carried interest entities for purposes of determining the appropriate exchange ratio. Please also explain how you determined the fair value of the operating entities;

- Tell us how you arrived at the value of unvested units, including any estimates and assumptions used in your analysis;

- You state that up to 15% of the excess, if any, of the fair market value of the exchanged assets immediately after the reorganization over the net book value of these assets immediately prior to the reorganization may be allocated among existing owners. Please tell us how it will be determined how much of this is allocated to each owner and how you will account for this allocation, if any; and

- Please expand your disclosure under the Blackstone Holdings Formation section to clearly explain how it was determined what consideration the existing owners would receive. Your disclosure should include a discussion of the above items.

Unaudited Financial Statements

Note 3. Investments, page F-43

29. Please provide the same level of detail in your tables of investments as you did in Note 3 to your audited financial statements on pages F-18 through F-20. This should include separate presentation of equity securities and equity instruments sections by each type.

Exhibits

Exhibit 8.1 – Opinion of Simpson Thacher & Bartlett

30. Where counsel provides a short form opinion, counsel must state that the discussion in the
    prospectus constitutes counsel's opinion. It is not sufficient to opine on the quality of the
    summary as accurate. Counsel should revise its opinion accordingly and the discussion in
    the prospectus should also be revised to state that it constitutes counsel's opinion.
    Alternatively, counsel may provide a long-form tax opinion that supports all of the material
    tax matters and consequences to shareholders as described in the filing.

       As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and that they have provided all information investors require for an informed investment
decision. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

       Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare
      the filing effective, it does not foreclose the Commission from taking any action with
      respect to the filing;
   • the action of the Commission or the staff, acting pursuant to delegated authority, in
      declaring the filing effective, does not relieve the company from its full responsibility
      for the adequacy and accuracy of the disclosure in the filing; and
   • the company may not assert staff comments and the declaration of effectiveness as a
      defense in any proceeding initiated by the Commission or any person under the
      federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you
provide to the staff of the Division of Corporation Finance in connection with our review of your
filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Joshua Ford Bennie, Esq.
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017-3954